NOTICE OF EXEMPT SOLICITATION

Name of the registrant:
Express Scripts Holding Company

Name of person relying on exemption:
New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:
Office of the New York State Comptroller
Division of Legal Services
110 State Street, 14th Floor
Albany, NY 12236

Written material:
Press Release Issued by New York State Comptroller Thomas P. DiNapoli on May 3, 2018 entitled “NY State Comptroller DiNapoli Asks Express Scripts’ Shareholders to Back Cyber Security Proposal”

Text of Tweet released on May 3, 2018 at 12:00 p.m.

NEWS
From the Office of the New York State Comptroller
Thomas P. DiNapoli

Contact: Mark Johnson, 518-474-4015
For release: Immediately, May 3, 2018

NY STATE COMPTROLLER DiNAPOLI ASKS EXPRESS SCRIPTS’
SHAREHOLDERS TO BACK CYBER SECURITY RISK PROPOSAL

New York State Comptroller Thomas P. DiNapoli, trustee of the New York State Common Retirement Fund (Fund), today announced that he has written to fellow Express Scripts shareholders urging them to support his call for the pharmacy benefit management company to publicly detail its cyber risk and actions taken to ensure cyber security. DiNapoli’s request, in the form of a shareholder proposal, will be voted on at the company’s annual meeting on May 10.

"Cybersecurity is one of the most critical issues facing businesses today and breaches can affect millions of people,” DiNapoli said. “Healthcare companies hold vast amounts of private patient data, but Express Scripts, which serves more than 80 million people with more than 1 billion annual prescriptions, has provided shareholders with little reassurance or information on what actions it has taken to mitigate cyber risk in its operations. For any long term investor, this could be both material and valuable information. I am urging our fellow shareholders to join us in calling for more details from the company.”

DiNapoli filed the shareholder proposal last year, shortly after Equifax, a major credit reporting agency, announced that attackers had found a flaw in its website that was used to obtain the personal information of as many as 145 million Americans. The stolen data included names, Social Security numbers, birth dates, addresses and driver’s license numbers. Express Scripts had sought to prevent DiNapoli’s proposal from going to a shareholders’ vote, but the Securities and Exchange Commission rejected the company’s request in March.

Express Scripts has experienced its own data breach, as it disclosed in 2008 that a breach affected the personal and medical information of more than 700,000 customers.

The New York State Common Retirement Fund held about 1.88 million shares of Express Scripts valued at approximately $130 million as of March 31, 2018.

DiNapoli’s letter to fellow Express Scripts shareholders can be read here: http://osc.state.ny.us/press/docs/express-scripts-shareholder-letter.pdf

DiNapoli’s shareholder proposal can be read here: http://osc.state.ny.us/press/docs/express-scripts-shareholder-proposal.pdf

About the New York State Common Retirement Fund
The New York State Common Retirement Fund is the third largest public pension fund in the United States, with an estimated $209.1 billion in assets under management as of Dec. 31, 2017. The Fund holds and invests the assets of the New York State and Local Retirement System on behalf of more than one million state and local government employees and retirees and their beneficiaries. The Fund has a diversified portfolio of public and private equities, fixed income, real estate and alternative instruments.

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I’m urging @ExpressScripts shareholders to support our pension fund’s call for the company to disclose what it’s doing to protect consumers’ personal data from cyber attack. Shareholder vote at the company’s annual meeting May 10. http://www.osc.state.ny.us/press/releases/may18/050318.htm